Exhibit 99.6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Vector Holdco Pte. Ltd.

Signature: /s/ Melanie Mei Lan Ng
Name/Title: Melanie Mei Lan Ng, Director
Date: 03/19/2025

BTO Vector Fund ESC (CYM) L.P.

By: BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member
By: BTO GP - NQ L.L.C., a general partner

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Person
Date: 03/19/2025

BTO Vector Fund FD (CYM) L.P.

By: BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member
By: BTO GP - NQ L.L.C., a general partner

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Person
Date: 03/19/2025

BTO Super Holding (NQ) Co. III Pte. Ltd.

Signature: /s/ Melanie Mei Lan Ng
Name/Title: Melanie Mei Lan Ng, Director
Date: 03/19/2025

Blackstone Tactical Opportunities SG II (Cayman) - NQ L.P.

By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its general partner
By: BTO GP - NQ L.L.C., a general partner

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Person
Date: 03/19/2025

BTO Holdings (Cayman) - NQ Manager L.L.C.

By: Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member

By: BTO GP - NQ L.L.C., a general partner

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Person
Date: 03/19/2025

Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.

By: BTO GP - NQ L.L.C., a general partner

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Person
Date: 03/19/2025

BTO GP - NQ L.L.C.

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Person
Date: 03/19/2025

Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd.

By: Blackstone Capital Holdings Director L.L.C., its director

Signature: /s/ Christopher J. James
Name/Title: Christopher J. James, Authorized Person
Date: 03/19/2025

Blackstone Holdings IV L.P.

By: Blackstone Holdings IV GP L.P., its general partner

By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner

By: Blackstone Holdings IV GP Management L.L.C., its general partner

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 03/19/2025

Blackstone Holdings IV GP L.P.

By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner

By: Blackstone Holdings IV GP Management L.L.C., its general partner

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 03/19/2025

Blackstone Holdings IV GP Management (Delaware) L.P.

By: Blackstone Holdings IV GP Management L.L.C., its general partner

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 03/19/2025

Blackstone Holdings IV GP Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 03/19/2025

Blackstone Inc.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 03/19/2025

Blackstone Group Management L.L.C.

Signature: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director – Assistant Secretary
Date: 03/19/2025

Stephen A. Schwarzman

Signature: /s/ Stephen A. Schwarzman
Name/Title: Stephen A. Schwarzman
Date: 03/19/2025